 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 12, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Lake Shadow Controlled Subsidiary - Maitland, FL

On June 2, 2021, we acquired ownership of a “majority-owned subsidiary,” FRMF-Maitland, LLC (the “Lake Shadow Controlled Subsidiary”), for an initial contribution of approximately $3,995,000, which is the initial stated value of our equity interest in a new investment round in the Lake Shadow Controlled Subsidiary (the “Lake Shadow Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lake Shadow Controlled Subsidiary, for an initial contribution of approximately $35,957,000 (the “Lake Shadow Interval Fund Investment” and, together with the Lake Shadow Balanced II eREIT Investment, the “Lake Shadow Investment”). The Lake Shadow Controlled Subsidiary used the proceeds of the Lake Shadow Investment to acquire a stabilized garden style multifamily property totaling 300 units located in Maitland, FL (the “Lake Shadow Property”). More detail on this acquisition can be found here.

On March 9, 2022, Fundrise MF Facility 1 Borrower, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) obtained the initial draw with respect to a revolving credit facility (the “Revolving Credit Facility”) pursuant to a Credit Agreement (the “Credit Agreement”) the Borrowers entered into with Regions Bank, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “MF JV”) between Fundrise Balanced eREIT II, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries. More detail on the Revolving Credit Facility can be found here.

On July 12, 2022, the Lake Shadow Controlled Subsidiary became a party to the Revolving Credit Facility and is now a Borrower under that agreement. Subsequently to becoming a Borrower, the Lake Shadow Controlled Subsidiary refinanced the Lake Shadow Property via a $46,500,000 draw on the Revolving Credit Facility. This draw was used to fully pay off the senior mortgage loan of the Lake Shadow Property, which was a $45,719,000 senior loan with a one (1) year term at a 1 MO LIBOR + 1.65% interest rate with one (1) year interest only.

In connection with the closing, the Lake Shadow Controlled Subsidiary received a cash distribution of approximately $288,000, net of closing costs.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 18, 2022